Exhibit 99.1

Mountain Province Diamonds Provides Gahcho Kué Project Update

Shares Issued and Outstanding: 106,039,522
TSX: MPV
NYSE MKT: MDM

•	Overall project on schedule: first production target H2 2016
•	Permitting on schedule: final permits target H2 2014
•	Debt funding on schedule: loan agreements target Q4 2014

TORONTO and NEW YORK, June 5, 2014 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today provided an update on progress at the Gahcho Kué diamond project, a joint venture between Mountain Province Diamonds (49%) and De Beers Canada (51%).

Project schedule

As at the end of May 2014 the overall project was progressing according to plan and first production remains on schedule for H2 2016.

Permitting

Processing of the Gahcho Kué Land Use Permit and Class A Water License remains on schedule. The public hearing on the Gahcho Kué water license was held on May 6 and 7, 2014. On May 23, 12014, the Mackenzie Valley Land and Water Board released draft copies of the Gahcho Kué Water Licence and Land Use Permit for final review and comment before the end of June. These permits are expected to be approved during H2 of 2014.

Project funding

Following the appointment last month of Rockface Capital as financial advisor to the Company, a review of a number of debt terms sheets has been completed. Indications of interest to participate in the provision of debt finance to Mountain Province continue to be received. The Company expects to complete the review of all debt proposals by the end of June following which detailed negotiations will commence with the preferred lenders. Based on current progress, Mountain Province expects to be able to announce further details, including debt terms, by the end of July and expects to be able to conclude definitive loan agreements by the end of 2014.

Tuzo Deep drilling

Drilling of the final third hole at Tuzo Deep is currently underway. Details of the drill results will be released on completion of the program, which is expected by the end of June. Progress has been slower than planned due to difficult ground conditions.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

Gahcho Kué is the world's largest and richest new diamond development project. A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 14:00e 05-JUN-14